[redacted]

13012487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2013

Washington DC
400

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 52388 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hadley Partners Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Apollo Street, Suite 344
(No. and Street)

El Segundo (City) — California (State) — 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley — (310) 643-7090
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) — Northridge (City) — California (State) — 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hadley Partners Incoporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 24th day of JANUARY, 2013 by DAVID HADLEY proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President

Title

A. HARPER
Commission No. 1915569
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DECEMBER 6, 2014
NCC1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
Hadley Partners, Incorporated:

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hadley Partners, Incorporated, (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadley Partners, Incorporated as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2013

**Hadley Partners, Incorporated**
**Statement of Financial Condition**
**December 31, 2012**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 205,118 |
| Accounts receivable | | 16,298 |
| Receivable from officer | | 25 |
| Furniture and equipment, net | | 20,719 |
| Prepaid expense | | 1,928 |
| Investments, not readily marketable | | 7,500 |
| Deposits | | 2,700 |
| **Total assets** | $ | 254,288 |

**Liabilities and Stockholders' Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 18,789 |
| **Total liabilities** | | 18,789 |

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 10,000 shares authorized, 1,587 shares issued and outstanding | | 1,587 |
| Additional paid-in capital | | 150,814 |
| Retained earnings | | 83,098 |
| **Total stockholders' equity** | | 235,499 |
| **Total liabilities and stockholders' equity** | $ | 254,288 |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Statement of Income**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| **Revenues** | |
| Corporate fee income | $ 4,630,700 |
| Interest and dividend income | 416 |
| Other income | 1,419 |
| Net investment gains (losses) | 5,852 |
| Gains (losses) on the disposal of fixed assets | (3,150) |
| **Total revenues** | 4,635,237 |
| **Expenses** | |
| Employee compensation and benefits | 3,803,993 |
| Professional fees | 17,314 |
| Communications | 13,613 |
| Occupancy expense | 68,206 |
| Other operating expenses | 146,980 |
| **Total expenses** | 4,050,106 |
| **Net income (loss) before income tax provision** | 585,131 |
| **Income tax provision** | 11,766 |
| **Net income (loss)** | $ 573,365 |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2012**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at December 31, 2011** | $ 1,587 | $ 150,814 | $ 109,733 | $ 262,134 |
| Distributions to stockholders | - | - | (600,000) | $ (600,000) |
| Net income (loss) | - | - | 573,365 | 573,365 |
| **Balance at December 31, 2012** | $ 1,587 | $ 150,814 | $ 83,098 | $ 235,499 |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Statement of Cash Flows**
**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 573,365 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 9,839 | |
| (Increase) decrease in assets: | | |
| Accounts receivable | 32,844 | |
| Receivable from officer | (25) | |
| Prepaid expense | (1,407) | |
| Deposits | 5,078 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 6,588 | |
| Deferred revenue | (1,703) | |
| Income taxes payable | (519) | |
| Total adjustments | | 50,695 |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 624,060 |
| **Cash flows from investing activities:** | | |
| Purchase of furniture and equipment | (2,605) | |
| Gain (loss) on sale of furniture and equipment | 3,150 | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | 545 |
| **Cash flow from financing activities:** | | |
| Distributions | (600,000) | |
| **Net cash provided by (used in) financing activities** | | (600,000) |
| **Net increase (decrease) in cash** | | 24,605 |
| **Cash at beginning of year** | | 180,513 |
| **Cash at end of year** | | $ 205,118 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 12,766 | |

*The accompanying notes are an integral part of these financial statements.*

**Hadley Partners, Incorporated**
**Notes to Financial Statements**
**December 31, 2012**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hadley Partners, Incorporated (the "Company") was originally incorporated in California on August 18, 1999 under the name D.F. Hadley & Co., Inc. The Company changed its name to Hadley Partners, Incorporated on March 19, 2007. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the private placements of securities on a best efforts basis, provides investment advisory services related to mergers and acquisitions, and offers non-investment banking/securities financial consulting.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable and a receivable from officer are stated at face amount with no allowance for doubtful accounts. Allowances for doubtful accounts are not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements. Deferred revenue represents the Company's liability to clients for retainer fees advanced less services rendered against such retainers as of the balance sheet date.

Furniture and equipment, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Hadley Partners, Incorporated**
**Notes to Financial Statements**
**December 31, 2012**

## Note 2: FURNITURE AND EQUIPMENT, NET , NET

Furniture and equipment, net are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Machinery and Equipment | $ | 22,687 | 5 |
| Furniture and Fixtures | | 9,316 | 7-15 |
| Automobiles | | 25,257 | 5 |
| Total cost of furniture and equipment, net | | 57,260 | |
| Less: accumulated depreciation | | (36,541) | |
| Furniture and equipment, net , net | $ | 20,719 | |

Depreciation expense for the year ended December 31, 2012 was $9,839.

## Note 3: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported includes the California franchise tax of $8,190.

Included in the tax provision is the New York state minimum taxes of $1,000 and an Ohio provision of $2,576. Similar to the Federal rules, the net income passes through to the stockholder so that both federal and state taxes are primarily paid at the individual shareholder level. The total income tax provision for the year ended December 31, 2012, is $11,766.

## Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

**Hadley Partners, Incorporated**
**Notes to Financial Statements**
**December 31, 2012**

**Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Investments | $ 7,500 | $ - | $ - | $ 7,500 |
| **Total** | $ 7,500 | $ - | $ - | $ 7,500 |

| | |
|---|---|
| **Balance at December 31, 2011** | 7,500 |
| Changes in unrealized gain (loss) | - |
| **Balance at December 31, 2012** | $ 7,500 |

## Note 5: CHANGES IN OWNERSHIP

In December 2012, the Company entered into an agreement (the "Separation Agreement") with one of its employees, who has been a managing director, stockholder and member of the Company's board of directors. Pursuant to the Separation Agreement, the employee voluntarily resigned his employment and his board position in December 2012. Also pursuant to the Separation Agreement, the Company and the employee agreed that the Company would acquire the employee's ownership interest in the Company in March 2013, at a price that would be determined based on the Company's shareholders' equity as of December 31, 2012. The Company now estimates that the cost of acquiring the employee's stock in the Company will be $71,166. These financial statements do not contain any adjustment for these amounts.

## Note 6: RELATED PARTY TRANSACTIONS

Since June 2011 the Company has been a tenant in office space in Brooklyn, New York, pursuant to a lease that terminates in May 2016 (the "Brooklyn Lease"). This space housed the Company's Brooklyn office while the employee/owner was employed by the Company. Pursuant to the Separation Agreement described above, the employee agreed to assume any expenses associated with the cost of the Brooklyn Lease after December 31, 2012, and the Company agreed that any recovery of the lease deposit would be for the benefit of the employee.

The receivable from officer in the amount of $25 is not interest bearing and is due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 8: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company entered into two lease agreements during 2011. In May 2011, the Company committed to a 60 month lease for office space in Brooklyn, New York which commenced June 1, 2011. A former employee of the Company has assumed responsibility for any expenses associated with this lease as described in Note 6 above. The second lease agreement for office space in El Seguendo, California was signed in October 2011 with a term of 24 months which commencing on November 1, 2011. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2012, the minimum annual payments are as follows:

| | | |
|---|---|---|
| Year Ending December 31, | | |
| 2013 | | 25,462 |
| 2014 & thereafter | | - |
| | Total | $ 25,462 |

## Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

**Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011). | After December 15, 2011 |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011). | After December 15, 2011 |
| 2012-02 | Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012). | After September 15, 2012 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $185,548 which was $180,548 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,789) to net capital was 0.1 to 1, which is less than the 15 to 1 maximum allowed.

## Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $25 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 185,573 |
| Adjustments: | | |
| Retained earnings | $ (3,150) | |
| Non-allowable assets | 3,125 | |
| Total adjustments | | (25) |
| Net capital per audited statements | | $ 185,548 |

**Hadley Partners, Incorporated**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2012**

**Computation of net capital**

| | | |
|---|---|---|
| **Common stock** | $ 1,587 | |
| Additional paid-in capital | 150,814 | |
| Member's equity | 83,098 | |
| **Total stockholders' equity** | | $ 235,499 |
| Less: Non-allowable assets | | |
| Accounts receivable | (16,298) | |
| Receivable from officer | (25) | |
| Furniture and equipment, net | (20,719) | |
| Prepaid expense | (1,928) | |
| Investments, not readily marketable | (7,500) | |
| Deposits | (2,700) | |
| **Total non-allowable assets** | | (49,170) |
| **Net capital before haircuts** | | 186,329 |
| Less: Haircuts and undue concentration | | |
| Haircut on money market funds | (781) | |
| **Total haircuts & undue concentration** | | (781) |
| **Net Capital** | | 185,548 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 1,253 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 180,548 |
| Ratio of aggregate indebtedness to net capital | 0.1:1 | |

There was a difference of $25 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012. (See Note 11).

*See independent auditor's report*

**Hadley Partners, Incorporated**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

A computation of reserve requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Hadley Partners, Incorporated**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

Information relating to possession or control requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Hadley Partners, Incorporated**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended December 31, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Incorporated:

In planning and performing our audit of the financial statements of Hadley Partners, Incorporated (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2013

**Hadley Partners, Inc.**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e) 4**

**For the Period Ended December 31, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hadley Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by Hadley Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Hadley Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hadley Partners, Inc.'s management is responsible for the Hadley Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Hadley Partners, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2013

**Hadley Partners, Incorporated**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2012**

| | | Amount |
|---|---|---|
| Total assessment | $ | 11,581 |
| SIPC-6 general assessment<br>Payment made on July 25, 2012 | | (2,679) |
| SIPC-7 general assessment<br>Payment made on January 16, 2013 | | (8,902) |
| Total assessment balance<br>(overpayment carried forward) | $ | - |